Exhibit 4.1

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our authorized capital stock consists of 19,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock, par value $0.001 per share.

Common Stock

Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by our board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Preferred Stock

Pursuant to our Certificate of Incorporation, as amended, our board has the authority, without further stockholder approval, to provide for the issuance of up to 1,000,000 shares of Preferred Stock, par value $0.001 per share, in one or more series and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series.

Of the 1,000,000 shares of authorized Preferred Stock, 100 shares are designated Series A Preferred Stock, with a par value of $100.00 per share. As designated, the Holder(s) of the Series A shares, as a class, have rights in all matters requiring stockholder approval to a number of votes equal to two (2) times the sum of: (1) the total number of shares of Common Stock which are issued and outstanding at the time of any election or vote by the stockholders; plus (2) the number of shares of Preferred Stock issued and outstanding of any other class that has voting rights, if any. The shares of Series A Preferred Stock are not entitled to any conversion, redemption or dividend rights. In the event of liquidation, dissolution or winding up of the company, the holder(s) of the Series A Preferred Stock will be entitled to receive out of the assets of the company, prior and in preference to any distribution of the assets or surplus funds of the company to the holders of any other class of preferred stock or the Common Stock, the amount of One Hundred Dollars ($100.00) per share, and will not be entitled to receive any portion of the remaining assets of the company except by reason of ownership of shares of any other class of the company’s stock.